                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

         [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997; OR

         [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM ______________ to ______________.

Commission file number: 0-13086
                        -------


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  FNB FINANCIAL SERVICES CORPORATION EMPLOYEES' SAVINGS PLUS AND PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                   FNB FINANCIAL SERVICES CORPORATION
                   202 South Main Street
                   Reidsville, North Carolina 27320

                       FNB FINANCIAL SERVICES CORPORATION
                       EMPLOYEES' SAVINGS PLUS AND PROFIT
                                  SHARING PLAN

                              Financial Statements
                            for the three years ended
                                December 31, 1997

                       FNB FINANCIAL SERVICES CORPORATION
                       EMPLOYEES' SAVINGS PLUS AND PROFIT
                                  SHARING PLAN


                                    Contents


                                                                        Page

Independent Auditors' Report                                             2

Statements of Net Assets Available for Benefits                          3

Statements of Changes in Net Assets Available for Benefits with
  Fund Information                                                     4 - 6

Notes to Financial Statements                                          7 - 9

[Cherry, Bekaert & Holland, L.L.P. letterhead]




                          INDEPENDENT AUDITORS' REPORT



To the Plan Administrator of
the FNB Financial Services Corporation Employees'
Savings Plus and Profit Sharing Plan


We have audited the accompanying statements of net assets available for benefits of the FNB Financial Services Corporation Employees' Savings Plus and Profit Sharing Plan as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits with fund information for the three years ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of FNB Financial Services Corporation Employees' Savings Plus and Profit Sharing Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits with fund information for the three years ended December 31, 1997 in conformity with generally accepted accounting principles.


                                       Cherry, Bekaert & Holland, L.L.P.


Greensboro, North Carolina
May 21, 1998

                                                                               3
                       FNB FINANCIAL SERVICES CORPORATION
                 EMPLOYEES' SAVINGS PLUS AND PROFIT SHARING PLAN

                 Statements of Net Assets Available for Benefits
                           December 31, 1997 and 1996

                                     Assets

                                                                 1997               1996
                                                              ----------         ----------

Cash and cash equivalents                                     $   24,292         $   23,860
Investments
  At fair value
      Shares of registered investment companies
         Vanguard Wellesley Income Fund (Balanced Fund)          208,199            251,231
         Fidelity Financial Trust Retirement
            Growth Fund (Equity Fund)                            694,608            719,721
         T. Rowe Price International Stock Fund
            (International Fund)                                  68,067               --
      FNB Financial Services Corporation Common stock            681,541            149,339

  At contract value
      Due from Provident Mutual Investment Contract
            (Income Fund)                                         55,316             79,843
                                                              ----------         ----------

              Total assets                                     1,732,023          1,223,994


                                  Liabilities

Accrued expenses                                                   1,316              8,973
                                                              ----------         ----------

              Net assets available for benefits               $1,730,707         $1,215,021
                                                              ==========         ==========


See notes to financial statements.

                       FNB FINANCIAL SERVICES CORPORATION
                 EMPLOYEES' SAVINGS PLUS AND PROFIT SHARING PLAN

                Statements of Changes in Net Assets Available for
                         Benefits with Fund Information
                          Year Ended December 31, 1997

                                                      Participant Directed
                                          ----------------------------------------------
                                           Income           Balanced            Equity
                                            Fund              Fund               Fund
                                          --------          ---------          ---------

Additions to net assets
  attributed to
   Investment income
     Net appreciation
       (depreciation) in fair
        value of investments              $    107          $  15,791          $  91,691
     Capital gains (losses)                   (464)            11,398             87,700
         Investment income                   4,466             13,689              6,693
                                          --------          ---------          ---------
                                             4,109             40,878            186,084
                                          --------          ---------          ---------

   Contributions
     Participants'                           3,112             27,078             97,816
     Employer's                               --                 --                 --
                                          --------          ---------          ---------
                                             3,112             27,078             97,816
                                          --------          ---------          ---------
         Total additions                     7,221             67,956            283,900
                                          --------          ---------          ---------

Deductions from net assets
  attributed to
  Benefits paid to participants             12,685             25,585             53,129
  Administrative expenses                    2,062              7,078             20,451
                                          --------          ---------          ---------
         Total deductions                   14,747             32,663             73,580
                                          --------          ---------          ---------

Net increase (decrease) prior to
  interfund transfers                       (7,526)            35,293            210,320

Interfund transfers                        (17,135)           (79,725)          (240,765)
                                          --------          ---------          ---------

         Net increase (decrease)           (24,661)           (44,432)           (30,445)

Net assets available for benefits
     Beginning of year                      80,405            253,644            727,858
                                          --------          ---------          ---------

     End of year                          $ 55,744          $ 209,212          $ 697,413
                                          ========          =========          =========



See notes to financial statements.

                                                    Non-Participant
                      Participant Directed             Directed
                 ------------------------------     ---------------
                                       FNB              FNB
                 International     Common Stock     Common Stock
                     Fund              Fund             Fund               Total
                   --------          --------         --------          ----------






                   $(10,918)         $ 23,993         $155,400          $  276,064
                     (1,092)             --               --                97,542
                         61             3,313            3,896              32,118
                   --------          --------         --------          ----------
                    (11,949)           27,306          159,296             405,724
                   --------          --------         --------          ----------


                      8,737            52,906             --               189,649
                       --                --             69,091              69,091
                   --------          --------         --------          ----------
                      8,737            52,906           69,091             258,740
                   --------          --------         --------          ----------
                     (3,212)           80,212          228,387             664,464
                   --------          --------         --------          ----------



                       --              18,392             --               109,791
                      1,477             4,456            3,463              38,986
                   --------          --------         --------          ----------
                      1,477            22,848            3,463             148,777
                   --------          --------         --------          ----------


                     (4,689)           57,364          224,924             515,686

                     73,445           264,180             --                  --
                   --------          --------         --------          ----------

                     68,756           321,544          224,924             515,686


                       --                --            153,114           1,215,021
                   --------          --------         --------          ----------

                   $ 68,756          $321,544         $378,038          $1,730,707
                   ========          ========         ========          ==========

                       FNB FINANCIAL SERVICES CORPORATION
                 EMPLOYEES' SAVINGS PLUS AND PROFIT SHARING PLAN

                Statements of Changes in Net Assets Available for
                         Benefits with Fund Information
                          Year Ended December 31, 1996


                                                             Participant Directed
                                                ------------------------------------------------
                                                                    Balanced
                                                Income Fund           Fund          Equity Fund
                                                -----------         ---------       -----------

Additions to net assets attributed to
   Investment income
      Net appreciation (depreciation)
        in fair value of investments             $    --            $  2,684         $ (34,466)
      Capital gains                                   --                 395            78,536
      Investment income                              5,527            13,380            10,108
                                                 ---------          --------         ---------
                                                     5,527            16,459            54,178
                                                 ---------          --------         ---------

   Contributions
      Participants'                                  6,909            28,277            96,708
      Employer's                                      --                --                --
                                                 ---------          --------         ---------
                                                     6,909            28,277            96,708
                                                 ---------          --------         ---------
                Total additions                     12,436            44,736           150,886
                                                 ---------          --------         ---------


Deductions from net assets attributed to
  Benefits paid to participants                        272            11,276            32,612
  Administrative expenses                            1,776             3,591            12,077
                                                 ---------          --------         ---------
                Total deductions                     2,048            14,867            44,689
                                                 ---------          --------         ---------

Net increase prior to interfund
 transfers                                          10,388            29,869           106,197

Interfund transfers                                (30,553)           88,933           (58,380)
                                                 ---------          --------         ---------

                Net increase (decrease)            (20,165)          118,802            47,817

Net assets available for benefits
      Beginning of year                            100,570           134,842           680,041
                                                 ---------          --------         ---------

      End of year                                $  80,405          $253,644         $ 727,858
                                                 =========          ========         =========




See notes to financial statements.

                     Non-Participant Directed
                  ------------------------------
                       FNB
                  Common Stock     Contribution
                      Fund            Account              Total
                    --------         ---------          -----------




                    $ 31,177         $    --            $      (605)
                         417              --                 78,348
                       3,848              --                 32,863
                    --------         ---------          -----------
                      35,442              --                111,606
                    --------         ---------          -----------


                        --                --                131,894
                      48,525              --                 48,525
                    --------         ---------          -----------
                      48,525              --                180,419
                    --------         ---------          -----------
                      83,967              --                292,025
                    --------         ---------          -----------



                       6,448             5,980               56,588
                        --                --                 17,444
                    --------         ---------          -----------
                       6,448             5,980               74,032
                    --------         ---------          -----------


                      77,519            (5,980)             217,993

                        --                --                   --
                    --------         ---------          -----------

                      77,519            (5,980)             217,993


                      75,595             5,980              997,028
                    --------         ---------          -----------

                    $153,114         $    --            $ 1,215,021
                    ========         =========          ===========

                       FNB FINANCIAL SERVICES CORPORATION
                 EMPLOYEES' SAVINGS PLUS AND PROFIT SHARING PLAN

                Statements of Changes in Net Assets Available for
                         Benefits with Fund Information
                          Year Ended December 31, 1995


                                                           Participant Directed
                                               ---------------------------------------------
                                                                  Balanced
                                               Income Fund          Fund         Equity Fund
                                                 --------         --------         --------

Additions to net assets attributed to
   Investment income
      Net appreciation in fair value
         of investments                          $  2,246         $ 15,698         $ 39,846
      Capital gains                                  --                490              527
      Investment income                             3,916            5,618           59,174
                                                 --------         --------         --------
                                                    6,162           21,806           99,547
                                                 --------         --------         --------

   Contributions
      Participants'                                16,240           16,602           90,344
      Employer's                                     --               --               --
                                                 --------         --------         --------
                                                   16,240           16,602           90,344
                                                 --------         --------         --------
                Total additions                    22,402           38,408          189,891
                                                 --------         --------         --------


Deductions from net assets attributed to
  Benefits paid to participants                        99            1,540            6,126
  Administrative expenses                           1,104              899            3,770
                                                 --------         --------         --------
                Total deductions                    1,203            2,439            9,896
                                                 --------         --------         --------

Net increase (decrease) prior to interfund
 transfers                                         21,199           35,969          179,995

Interfund transfers                                79,371           98,873          500,046
                                                 --------         --------         --------

                Net increase (decrease)           100,570          134,842          680,041

Net assets available for benefits
      Beginning of year                              --               --               --
                                                 --------         --------         --------

      End of year                                $100,570         $134,842         $680,041
                                                 ========         ========         ========




See notes to financial statements.

                                Participant Directed                       Non-Participant Directed
                   ----------------------------------------------       -----------------------------
                   Investment                             Cash              FNB
                   Company of         Bond Fund        Management       Common Stock     Contribution
                    America           of America          Fund              Fund             Account             Total
                   ---------          ---------          --------          --------          ---------          --------




                   $    --            $    --            $   --            $ 12,301          $    --            $ 70,091
                        --                 --                --                --               19,381            20,398
                        --                 --                --               1,622              7,617            77,947
                   ---------          ---------          --------          --------          ---------          --------
                        --                 --                --              13,923             26,998           168,436
                   ---------          ---------          --------          --------          ---------          --------


                        --                 --                --                --                 --             123,186
                        --                 --                --              44,063               --              44,063
                   ---------          ---------          --------          --------          ---------          --------
                        --                 --                --              44,063               --             167,249
                   ---------          ---------          --------          --------          ---------          --------
                        --                 --                --              57,986             26,998           335,685
                   ---------          ---------          --------          --------          ---------          --------



                        --                 --                --                --               67,456            75,221
                        --                 --                --                --                  199             5,972
                   ---------          ---------          --------          --------          ---------          --------
                        --                 --                --                --               67,655            81,193
                   ---------          ---------          --------          --------          ---------          --------


                        --                 --                --              57,986            (40,657)          254,492

                    (433,123)          (284,462)           (6,103)           (1,239)            46,637              --
                   ---------          ---------          --------          --------          ---------          --------

                    (433,123)          (284,462)           (6,103)           56,747              5,980           254,492


                     433,123            284,462             6,103            18,848               --             742,536
                   ---------          ---------          --------          --------          ---------          --------

                   $    --            $    --            $   --            $ 75,595          $   5,980          $997,028
                   =========          =========          ========          ========          =========          ========

                       FNB FINANCIAL SERVICES CORPORATION
                 EMPLOYEES' SAVINGS PLUS AND PROFIT SHARING PLAN

                          Notes to Financial Statements
                        December 31, 1997, 1996 and 1995

Note 1 - Description of plan

The following description of the FNB Financial Services Corporation Employees' Savings Plus and Profit Sharing Plan (Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

General - The Plan is a defined contribution plan covering all full-time employees of the Company who have one year of service and are age twenty-one or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions - Each year, participants may contribute up to 15 percent of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified plans. The Company makes matching contributions of 50 percent of the first 6 percent of base compensation that a participant contributes to the Plan. Discretionary contributions may be contributed at the option of the Company's Board of Directors. The Company's Board of Directors has not elected to make a discretionary contribution in any of the plan years since existence. Contributions are subject to certain limitations.

Participant accounts - Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and
(b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting - Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant vests 20 percent per year until 100 percent vested after 5 years of credited service for both the matching and discretionary contributions.

Investment options - Upon enrollment in the Plan, a participant may direct their contributions in 10 percent increments in any of five investment options.

   Income Fund - fund typically invested in U.S. Government obligations, certificates of deposits, investment grade corporate bonds of reasonably short maturity, money market investments, and in guaranteed investment contract with an insurance company.

   Balanced Fund - mutual fund typically invested in various instruments such as cash equivalents, bonds, convertible securities and stocks.

   Equity Fund - mutual fund typically invested in diversified portfolio of common stock and similar equities, pooled equity funds, and money market investments.

                       FNB FINANCIAL SERVICES CORPORATION
                 EMPLOYEES' SAVINGS PLUS AND PROFIT SHARING PLAN

                    Notes to Financial Statements (continued)
                        December 31, 1997, 1996 and 1995

Note 1 - Description of plan (continued)

   International Fund - mutual fund invested in diversified securities from throughout the world, emphasizing companies in major world markets.

   FNB Financial Services Corporation Common Stock Fund - funds invested principally in FNB Financial Services Corporation common stock purchased at current market prices.

The employer matching contribution is invested in the FNB Financial Services Corporation Common Stock Fund. The participants may not direct or redirect investments of employer matching contributions.

Participant loans - Participants may not borrow from the Plan.

Payment of benefits - On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a reasonable period not to exceed the participants life expectancy. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Forfeited accounts - Forfeited nonvested employer matching accounts will be used to reduce future employer matching contributions. Forfeited nonvested employer profit sharing accounts shall be reallocated to remaining eligible participants profit sharing accounts. Forfeited nonvested accounts totaled $3,283 at December 31, 1997, $1,096 at December 31, 1996 and $244 at December 31, 1995.

Note 2 - Summary of accounting policies

Basis of accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Investment valuation and income recognition

The Plan's investments are stated at fair value except for its investment contract which is valued at contract value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

                       FNB FINANCIAL SERVICES CORPORATION
                 EMPLOYEES' SAVINGS PLUS AND PROFIT SHARING PLAN

                    Notes to Financial Statements (continued)
                        December 31, 1997, 1996 and 1995

Note 2 - Summary of significant accounting policies (continued)

Payment of benefits

Benefits are recorded when paid.

Cash equivalents

The Plan considers highly liquid debt instruments purchased with maturity dates of three months or less to be cash equivalents.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Plan termination

Although it has not expressed any intent to do so, the Company has the right under the plan to discontinue contributions at any time and to terminate the plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Note 4 - Tax status

The Internal Revenue Service has determined and informed the Company by a letter dated February 11, 1996 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                      FNB FINANCIAL SERVICES CORPORATION
                                      EMPLOYEES' SAVINGS PLUS AND
                                      PROFIT SHARING PLAN


Date:  June 29, 1998                  By:  /s/ Robert F. Albright
                                           --------------------------